SUPPLEMENT Dated January 17, 2013
To The Current Prospectus For:

Growth Plus
Growth Plus New York

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

And

ING Growth Plus (IICA)

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account I

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

Effective February 15, 2013, the Federated Capital Appreciation Fund II will change its name to Federated Managed Tail Risk Fund II. In addition, the investment adviser will change to Federated Global Investment Management Corp.

All references in the Prospectus to Federated Capital Appreciation Fund II are changed accordingly.